UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 21)
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 21 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Inco on May 31, 2006 and amended on May 31, June 5, June 6, June 7, June 12, June 13, June 14, June 22, June 23, June 26, June 27, June 30, July 5, July 11, July 14, July 17, July 18 and July 19, 2006. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 7. Purposes of the Transaction and Plans or Proposals.
Item 7 is hereby amended and supplemented by adding the following hereto:
On July 16, 2006, Inco Limited (“Inco”), together with Falconbridge Limited (“Falconbridge”) and Phelps Dodge Corporation (“Phelps Dodge”), announced that they had entered into a number of agreements, described below, relating to, among other things, (i) an increase in the consideration under Inco’s outstanding offer (the “Offer”) to acquire all of the outstanding common shares of Falconbridge and (ii) an increase in the consideration payable to shareholders of Inco under the proposed statutory plan of arrangement involving Inco and Phelps Dodge to be effected under the Canada Business Corporations Act (the “Arrangement”).
On July 16, 2006, Inco further varied its Offer in order to, among other things, (a) increase the consideration payable under the Offer for each Falconbridge common share by Cdn.$1.00 per share from Cdn.$17.50 in cash and 0.55676 of an Inco Share to Cdn.$18.50 in cash and 0.55676 of an Inco share, on a fully prorated basis, (b) reduce the Minimum Tender Condition (as defined below) from 66⅔% to 50.01%, (c) extend the expiry time of the Offer from midnight (Vancouver time) on July 24, 2006 to midnight (Vancouver time) on Thursday, July 27, 2006, and (d) provide that the consideration under the Offer will not be reduced by the amount of the special dividend declared by Falconbridge on July 16, 2006, of Cdn.$0.75 in cash per share payable to Falconbridge common shareholders of record on July 26, 2006, with a payment date of August 10, 2006 (the “Falconbridge Special Dividend”).
The minimum tender condition under the Offer provides that there be validly deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Falconbridge common shares which, together with any Falconbridge common shares directly or indirectly owned by Inco, constitutes at least 50.01% (formerly 66⅔%) of the Falconbridge common shares outstanding at the expiry time of the Offer (calculated on a fully-diluted basis) (the “Minimum Tender Condition).
Waiver and First Amendment to Combination Agreement between Inco and Phelps Dodge
On July 16, 2006, Inco and Phelps Dodge entered into a Waiver and First Amendment to Combination Agreement (the “Waiver and Amendment”) for the purpose of waiving or amending certain provision of the combination agreement (as amended, the “Combination Agreement”) originally entered into by Inco and Phelps Dodge on June 25, 2006.
The Waiver and Amendment provides that the consideration payable for each common share of Inco under the proposed Arrangement will be increased by Cdn.$2.75 in cash from (i) Cdn.$17.50 in cash and 0.672 of a Phelps Dodge common share to (ii) Cdn.$20.25 in cash and 0.672 of a Phelps Dodge common share.
The Waiver and Amendment removed Section 8.1(g) of the Combination Agreement, which had provided that the respective obligations of Phelps Dodge and Inco to effect the Arrangement were conditioned on either Inco having completed a subsequent acquisition transaction and having acquired all of the common shares of Falconbridge or the Support Agreement between Inco and Falconbridge (described below) having been terminated in accordance with its terms. The Waiver and Amendment added a new condition precedent to the Arrangement in favour of Phelps Dodge that provides that Inco shall have acquired at least 50.01% of the Falconbridge common shares under the Offer and, if Inco shall have acquired at least two-thirds of the common shares of Falconbridge, then Inco shall have completed a subsequent acquisition transaction in order to acquire any remaining Falconbridge common shares, or that the Support Agreement (as defined below) shall have been terminated in accordance with its terms without Inco having acquired any Falconbridge common shares under the Offer.
Inco and Phelps Dodge also agreed that, in the event that Inco acquires at least 50.01% but less than two-thirds of the Falconbridge common shares, Phelps Dodge may, with the prior consent of Inco (which consent Inco may not unreasonably withhold), postpone the special meeting of Phelps Dodge’s shareholders, which meeting is to be called to consider the amendment to Phelps Dodge’s restated certificate of incorporation and the issuance of Phelps Dodge common shares pursuant to the terms of the Arrangement, until Inco has acquired at least two-thirds of the Falconbridge common shares.
The Waiver and Amendment amended Section 9.3(b)(vi) of the Combination Agreement to provide that Inco will be required to pay Phelps Dodge a termination payment of $925 million in certain circumstances (increased from $475 million) from and after the date that Inco has acquired at least 50.01% of the Falconbridge common shares. The Combination Agreement had previously provided that such increase was payable from and after the date that Inco had acquired at least two-thirds of the Falconbridge common shares.
The Waiver and Amendment also amended Section 5.1 of the Combination Agreement to provide that Inco may make market purchases of up to 5% of the Falconbridge common shares outstanding on the date of the original Offer in accordance with applicable securities laws and Section 12 of the original Offer.
Pursuant to the Waiver and Amendment, Phelps Dodge consented to, among other things, the Cdn.$1.00 increase in the cash consideration offered to Falconbridge shareholders for each Falconbridge common share under the Offer, assuming full proration, the reduction of the Minimum Tender Condition under the Offer from 66⅔% to 50.01%, and to Inco entering into the Sixth Amendment (as defined below), including to provide for the Falconbridge Special Dividend.
Sixth Amendment to Support Agreement between Inco and Falconbridge
On July 16, 2006, Inco entered into a sixth amending agreement (the ''Sixth Amendment’’) with Falconbridge to amend the support agreement (as amended, the “Support Agreement”) originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006, March 21, 2006, May 13, 2006 and June 25, 2006, respectively.
Under the terms of the Sixth Amendment, Inco agreed to increase the maximum cash consideration offered to Falconbridge common shareholders pursuant to the Offer to Cdn.$7,080,125,473, or Cdn.$1.00 per Falconbridge common share on a prorated basis. As a result, Falconbridge common shareholders will be entitled to elect to receive either (a) Cdn.$60.20 in cash per Falconbridge common share held, or (b) 0.80312 of an Inco common share plus Cdn.$0.05 in cash per Falconbridge common share held, subject, in each case, to proration based upon the maximum amount of cash available and the maximum number of Inco common shares issuable under the Offer. Assuming all Falconbridge common shareholders tendered to the Cash Alternative (as defined in the Offer) or all Falconbridge common shareholders tendered to the Share Alternative (as defined in the Offer), each Falconbridge common shareholder would be entitled to receive Cdn.$18.50 in cash and 0.55676 of an Inco common share for each Falconbridge common share tendered, subject to adjustment for fractional shares.
Under the terms of the Sixth Amendment, Falconbridge acknowledged the reduction of the Minimum Tender Condition under the Offer from 66⅔% to 50.01%, with the result that the Offer is subject to the condition that there have been validly deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Falconbridge common shares which, together with any Falconbridge common shares directly or indirectly owned by Inco, constitutes at least 50.01% of the Falconbridge common shares outstanding at the expiry time of the Offer (calculated on a fully-diluted basis).
Also under the terms of the Sixth Amendment, Inco consented to the declaration and payment of the Falconbridge Special Dividend and agreed that Falconbridge would be permitted to reduce the exercise price of any option outstanding on July 16, 2006 under its stock option plans that are exercised after July 16, 2006 by the amount of the Falconbridge Special Dividend in respect of each Falconbridge common share for which any such option is exercised. Inco also agreed to amend the Offer to provide that the per share consideration under the Offer will not be reduced by the payment of the Falconbridge Special Dividend (which would otherwise have occurred pursuant to the terms of the Offer).
The foregoing descriptions of the Waiver and Amendment and the Sixth Amendment do not purport to be complete and are qualified in their entirety by reference to the Waiver and Amendment and the Sixth Amendment, which are filed as Exhibits (e)(15)–(16) hereto and incorporated herein by reference.
Item 9.   Exhibits.
Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(47)	Press release issued by Inco on July 19, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on July 20, 2006)

(a)(48)	Press release issued by Inco on July 20, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on July 20, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish
Executive Vice-President, General Counsel and Secretary

July 20, 2006